

October 3, 2014

Via E-mail
Mr. Calvin E. Jenness
Chief Financial Officer
Blount International, Inc.
4909 SE International Way
Portland, OR 97222-4679

> **Re:** **Blount International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed April 23, 2014**
> **Definitive Proxy on Form 14A**
> **Filed April 30, 2014**
> **File No. 1-11549**

Dear Mr. Jenness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Short-Term Non-Equity Incentive Compensation, page 15
Overview and General, page 16

1.   In future filings, please briefly describe the nature of the Individual Performance Objectives for your named executive officers.

<u>Long-Term Equity Incentive Compensation, page 16</u>

2.   In future filings, please disclose that long-term incentive grants are based on the executive's <u>target</u> bonus percentage, as opposed to the actual bonus percentage achieved for that fiscal year.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Korvin at (202) 551-3236, if you have questions regarding these comments. Please contact me at (202) 551-3355 with any other questions.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief